

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mr. Kenneth D. Mann
Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street
P.O. Box 7200
El Dorado, AR 71731

Re: Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Definitive Proxy Statement on Schedule 14A
Filed March 19, 2010
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Filed May 6, 2010
Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 3, 2010
File No. 001-12147

Dear Mr. Mann:

We have reviewed your response letter dated October 8, 2010 and have the following comments.

Form 10-Q for the Period Ending March 31, 2010
Form 10-Q for the Period Ending June 30, 2010

1. We note your response to comment two in our letter dated October 1, 2010; however, we reissue the comment in part. For each period, please confirm to us that your CEO and CFO concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding disclosure. In future filings, please conform your disclosure to the definition included in Exchange Act Rule 13a-15(e) or refrain from including the disclosure controls and procedures definition.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation, page 14</u>
<u>Compensation Discussion and Analysis, page 14</u>
<u>2009 Grants of Plan-Based Awards Table, page 34</u>

2. We note your response to comment six in our letter dated October 1, 2010. We specifically note that the per-share fair value for the performance-based stock award is calculated based on a Monte Carlo simulation and the time-based stock award is calculated using the per-share closing price on the grant date. Based on these two per-share values, please explain to us supplementally why the grant date fair value amounts listed for each named executive officer in the Summary Compensation Table in column (e) are not equal to the sum of the performance-based and time-based restricted stock grant date fair values for each named executive officer in column (l) of the Grants of Plan-Based Awards Table.

3. We note your response to comment six in our letter dated October 1, 2010. Specifically, in your response to comment six, you state that you calculated the per-share value of the performance-based stock awards using the Monte Carlo simulation approach, while in footnote seven to the Grants of Plan-Based Awards Table, you state that the $42 multiplier represents the trading range of the company's stock price at the time of the grant. Supplementally clarify the reference to the trading range of your stock at the time of grant and explain whether you calculated the per-share value of the performance-based stock awards in accordance with ASC Topic 718. We also note the statement in your response to comment six regarding the inaccurate multiplier disclosed in the proxy statement.

You may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 if you have any questions.

Sincerely,

Jay Ingram
Legal Branch Chief